UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

File No. 333-169145

SPORTS VENUES OF FLORIDA INC.
(Name of issuer in its charter)

9085 Charles E. Limpus Road Orlando, Florida	34236
(Address of principal executive offices)	(Zip Code)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 70

We are filing this notice of automatic suspension of duty to file periodic reports pursuant to Section 15(d) of the Securities and Exchange Act of 1934, which we were required to file not later than June 30, 2011 with respect to the fiscal year ended May 31, 2012, as required by Rule 15d-6.  The filing of this notice shall not be construed to limit our voluntary filing of periodic reports in the future.  We intend to resume voluntary filing of periodic reports as soon as our financial condition permits us to engage an independent public accountant to perform an audit of our financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sports Venues of Florida, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 6, 2014
By:	/s/ John V. Whitman, Jr.
John V. Whitman, Jr.
Chief Executive Officer and Principal Executive Officer